Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operation

This Report of Foreign Private Issuer on Form 6-K contains forward looking statements. Forward looking statements relate to future events or our future financial performance. We generally identify forward looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. These statements are only predictions. We have based these forward looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, results of operations and financial condition. The outcome of the events described in these forward looking statements is subject to risks, uncertainties and other factors described herein  and in the “Risk Factors” contained in the Annual Report on Form 20-F for the year ended December 31, 2013. Accordingly, you should not rely upon forward looking statements as predictions of future events. We cannot assure you that the events and circumstances reflected in the forward looking statements will be achieved or occur, and actual results could differ materially from those projected in the forward looking statements. The forward looking statements made in this Report of Foreign Private Issuer on Form 6-K  relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

General

We are a leading manufacturer of high quality engineered quartz surfaces sold under our premium Caesarstone brand. Although the use of quartz is relatively new, it is the fastest growing material in the countertop industry and continues to take market share from other materials, such as granite, manufactured solid surfaces and laminate. Between 1999 and 2012, global engineered quartz sales to end-consumers grew at a compound annual growth rate of 15.8% compared to a 4.4% compound annual growth rate in total global countertop sales to end-consumers during the same period. We believe that our strong brand awareness, leading market position, broad and innovative product offering and comprehensive market support provide us with substantial competitive advantages.

Founded in 1987, Caesarstone is a pioneer in the engineered quartz surfaces industry. Our products consist of engineered quartz slabs that are currently sold in over 50 countries through a combination of direct sales in certain markets and indirectly through a network of independent distributors in other markets. Our products are primarily used as kitchen countertops in the renovation and new housing end markets. Other applications include vanity tops, wall panels, back splashes, floor tiles, stairs and other interior surfaces that are used in a variety of residential and non-residential applications. Our products’ hardness, as well as their non-porous characteristics, offer superior scratch, stain and heat resistance, making them extremely durable and ideal for kitchen and other applications relative to competing products such as granite, manufactured solid surfaces and laminate. Through our innovative design and manufacturing processes we are able to offer a wide variety of colors, styles, designs and textures. Our dedication to innovation and new product development is demonstrated by the recent launch and success of our supernatural product line.  We believe it is increasingly important to continue improving and expanding our know-how and proprietary technology to develop products that will be difficult for our competitors to replicate.  We intend to continue seeking patent protection for certain of our latest technologies.

Basis of Presentation

Our functional and reporting currency is the U.S. dollar, and our financial statements are prepared in accordance with U.S. GAAP (generally accepted accounting principles in the United States).

Results of Operations

Three-Month Period Ended March 31, 2014 Compared To Three-Month Period Ended March 31, 2013

Revenues

Revenues increased by $18.0 million, or 23.5%, to $94.4 million in 2014 from $76.4 million in 2013. The increase in revenues primarily resulted from a 16.4% increase in volume of sales. Over 75% of the increase in revenues was attributed to the 58.7% growth of our sales in the United States. That growth was driven primarily by a strong general demand for our products supported by the improvement of the housing market with a smaller portion related to our agreement with IKEA U.S. East LLC (IKEA), pursuant to which we serve as IKEA’s exclusive non-laminate countertop vendor in the United States. Revenues in Australia and Canada grew by approximately 10% each, and by 26.8% and 19.8%, respectively, on a constant currency basis. The increase of revenues not related to volume increases came from an increase of average selling prices due to an increase in sales of our higher-priced supernatural products, and favorable customer mix, as well as from revenues related to U.S. installation and fabrication for IKEA. This was partially offset by unfavorable exchange rates, primarily related to a weakening of the Australian dollar and the Canadian dollar against the U.S. dollar. On a constant currency basis, revenues grew by $21.3 million in 2014, representing growth of 27.9%.

Cost of revenues and gross profit margins

Cost of revenues increased by $13.0 million, or 30.8%, to $55.2 million in 2014 from $42.2 million in 2013. Cost of revenues increased primarily due to volume increases. Other factors that contributed to the increase include IKEA fabrication and installation costs, logistic costs in the United States associated with our direct distribution expansion and moving inventory among locations to address the increasing demand for our products, along with raw material price increases and unfavorable exchange rates related to the strengthening of the NIS and the Euro against the U.S. dollar. Gross margin decreased in 2014 to 41.5% from 44.8% in 2013. The decrease in gross margin was driven primarily by unfavorable exchange rates and, to a lesser extent, by raw material price increases.

Operating expenses

Research and development, net. Research and development expenses increased by $0.1 million, or 27.5%, to $0.6 million in 2014 from $0.5 million in 2013. The increase was related primarily to an increase in development activities and, to a lesser extent, the strengthening of the NIS against the U.S. dollar. The Office of the Chief Scientist of the Ministry of Economy of the State of Israel grants program ended during 2013 and had no impact on either period.

Marketing and selling. Marketing and selling expenses increased by $1.2 million, or 10.0%, to $13.7 million in 2014 from $12.5 million in 2013. This increase resulted primarily from the need to support our growing business, especially in North America, and from marketing and selling expenses incurred as a result of our expanded direct distribution operations in the mid-West and greater Phoenix areas of the United States. As a percentage of revenues selling and marketing expenses reduced from 16.3% to 14.5% as a result of economies of scale.

General and administrative. General and administrative expenses decreased by $0.6 million, or 7.3%, to $7.6 million in 2014 from $8.2 million in 2013. This decrease was primarily related to a bad debt provision recorded in 2013.

Finance expenses, net

Finance expenses, net, increased by $1.4 million to $1.6 million in 2014 from $0.2 million in 2013. This increase resulted primarily from expenses related to losses on our derivatives given the strengthening of the Australian dollar during the first quarter of 2014.

Taxes on income

Taxes on income was $2.2 million in both periods. Our effective tax rate decreased from 16.9% of income before taxes in 2013 to 14.2% in 2014. In the first quarter of 2013, there was a non-recurring adjustment of approximately $0.6 million related to lower effective tax rates used in calculating deferred tax assets (Israeli tax rates in 2013 related to the Sdot-Yam and Bar-Lev facilities decreased from 15.0% to 12.5% and from 10.0% to 7.5%, respectively). Excluding this adjustment, our effective tax rate would have been 12.2% in the first quarter of 2013. The increase in effective tax rate is associated with a newly levied increase in our Israeli tax rate beginning in 2014 (from 12.5% to 16% for income generated by the Sdot-Yam facility and from 7% to 9% for income generated by the Bar-Lev manufacturing facility).

Net income attributable to non-controlling interest

Net income attributable to non-controlling interest, due to Canadian Quartz Holdings Inc.’s 45% ownership interest in Caesarstone Canada Inc., was $0.2 million in both periods.

Liquidity and Capital Resources

Cash flows

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented:

	Three months ended March 31,
	2014	2013
	(in thousands)
Net cash provided by operating activities	$6,889	$6,110
Net cash provided by (used in) investing activities	2,034	(17,793)
Net cash used in financing activities	564	2,923

Cash provided by operating activities increased by $0.8 million in 2014 compared to 2013. This increase was primarily a result of a $2.8 million increase in net income, which was partially offset by $1.3 million associated with an increase in deferred tax assets and a $1.1 million increase in working capital primarily associated with inventory increases.

Our capital expenditures in cash totaled $6.4 million during the three months ended March 31, 2014, compared to $2.8 million during the three months ended March 31, 2013. This increase was primarily attributable to payments related to our capacity expansion project in the United States and Israel. In the first quarter of 2014, our cash provided by investing activities also included $10.0 million of proceeds from bank deposits. In the first quarter of 2013, our cash used in investing activities also included $15.0 million of cash invested in bank deposits.

Net cash used in financing activities during the three months ended March 31, 2014 was $0.6 million, compared to $2.9 million during the three months ended March 31, 2013. This decrease in net cash used was primarily associated with commercial bank loans that we repaid fully during 2013.